SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Mediware Information Systems, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

584946107

(CUSIP Number)

Mr. Lawrence E. Auriana 140 East 45th Street New York, NY 10012 (212) 922-2999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 584946107

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence E. Auriana
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER: None
	8)	SHARED VOTING POWER: None
	9)	SOLE DISPOSITIVE POWER: None
	10)	SHARED DISPOSITIVE POWER: None
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Lawrence E. Auriana hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 16, 1991, as amended by Amendment No. 1 filed with the SEC on July 10, 1996, by Amendment No. 2 filed with the SEC on January 6, 2000, by Amendment No. 3 filed with the SEC on January 22, 2001, by Amendment No. 4 filed with the SEC on February 8, 2002, by Amendment No. 5 filed with the SEC on February 7, 2003, by Amendment No. 6 filed with the SEC on July 22, 2003, by Amendment No. 7 filed with the SEC on November 7, 2003, by Amendment No. 8 filed with the SEC on February 6, 2004, by Amendment No. 9 filed with the SEC on May 6, 2004, by Amendment No. 10 filed with the SEC on December 9, 2004, by Amendment No. 11 filed with the SEC on October 7, 2005, by Amendment No. 12 filed with the SEC on June 12, 2006, by Amendment No. 13 filed with the SEC on March 5, 2008, by Amendment No. 14 filed with the SEC on March 23, 2009, by Amendment No. 15 filed with the SEC on August 4, 2009, by Amendment No. 16 filed with the SEC on January 12, 2010, by Amendment No. 17 filed with the SEC on July 9, 2010, by Amendment No. 18 filed with the SEC on January 7, 2011, by Amendment No. 19 filed with the SEC on July 1, 2011, by Amendment No. 20 filed with the SEC on January 10, 2012, by Amendment No. 21 filed with the SEC on February 15, 2012, by Amendment No. 22 filed with the SEC on September 14, 2012 and as further amended by Amendment No. 23 filed with the SEC on October 31, 2012 (the “Schedule”) as follows:

This Schedule relates to the common stock, par value $.10 per share (“Common Stock”), of Mediware Information Systems, Inc., a New York corporation (the “Company”).

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“As a result of the consummation of the Merger on November 9, 2012, Mr. Auriana no longer beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any shares of Common Stock.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“As a result of the consummation of the Merger on November 9, 2012, (i) Mr. Auriana no longer has sole power to vote or to direct the vote of any shares of Common Stock and (ii) Wall Street Access no longer has sole power to dispose or to direct the disposition of any shares of Common Stock .”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“Except for the conversion of (i) the shares of Common Stock in the Merger into the right to receive a cash payment of $22.00 per share of Common Stock, less applicable withholding taxes, and (ii) 45,000 options to purchase shares of Common Stock into the right to receive a cash payment in an amount equal to the excess, if any, of $22.00 over the exercise price of each such option surrendered, there were no transactions in shares of Common Stock by Wall Street Access for Mr. Auriana during the past sixty (60) days.”

Item 5(e) of the Schedule is hereby added as follows:

“As a result of the consummation of the Merger on November 9, 2012, Mr. Auriana ceased to be the beneficial owner of more than five percent of the Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lawrence E. Auriana
Lawrence E. Auriana

Date: November 9, 2012